SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    Ö              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No    Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of the 25th Annual

General Meeting of Shareholders

This is a revised Notice of 2007 Annual General Meeting of Shareholders of KT Corporation which was formerly distributed as at February 15, 2007.

Please note that Agenda Item No.4-3, Election of Directors has been amended, because Mr. Myung Oh who was recommended by the Non-executive Director Nominating Committee has withdrawn himself from candidacy. In his place, the Non-executive and Independent Director Nominating Committee has recommended Mr. Paul C. Yi as the candidate for Director on February 22, 2007.

CONTENTS

Notice of the 25th Annual General Meeting of Shareholders

Matters to be Reported

Business Report for the 25th Fiscal Year

Report on Evaluation Results of Management Performance for Year 2006*

Report on Standards and Method of Payment on Remuneration of

Directors

Report on Election of Independent Auditor

Report on Share Retirement

Auditor’s Report*

Matters Requiring Resolution

■	Agenda Item No. 1

Approval of Balance Sheet, Income Statement and Statement of

Appropriation of Retained Earnings for the 25th Fiscal Year

■	Agenda Item No. 2

Amendment of Articles of Incorporation

■	Agenda Item No. 3

Election of Members of Audit Committee

■	Agenda Item No. 4

Election of Directors

■	Agenda Item No. 5

Approval of Limit on Remuneration of Directors

Additional Information

*	To be presented at the meeting

Notice of the 25th Annual General Meeting of Shareholders

February 22, 2007

To our Shareholders,

Pursuant to Article 18 of the Articles of Incorporation of KT Corporation, KT will hold its 25th Annual General Meeting of Shareholders on March 16 as described below.

At the Annual General Meeting, six items will be reported, including the business report for the 25th fiscal year, and five items will be resolved, including the approval of the financial statements.

Shareholders holding KT’s common shares as of December 31, 2006, will be entitled to vote at the Annual General Meeting of Shareholders.

I look forward to our shareholders’ participation.

Joong Soo Nam

President and Chief Executive Officer

■	Date and Time: Friday, March 16, 2007, 10:00 a.m.(Korea Time)

■	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17, Woomyun-dong, Seocho-gu, Seoul, Korea

■	Date of Record: December 31, 2006

Matters to be Reported

Business Report for the 25th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 25th annual report is as follows.

KT recorded KRW 11,772 billion in sales, a decrease of 0.9% year-on-year. Operating profit and net income increased to KRW 1,737 billion and KRW 1,234 billion, respectively, incline of 4.7% and 19.5% year-on-year, respectively. Further details of business performance can be found on pages 10 and 11.

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment are reported as follows.

The remuneration for executive directors is composed of base annual salary and short-term and long-term performance-based incentives. The base annual salary of the President is KRW 373 million, Executive Vice President KRW 253 million, Senior Vice President KRW 178 million, and Vice President KRW 151 million. The range of short-term incentive payments is 0%~300% of the base annual salary for the President and 0%~150% for the Executive Vice President, Senior Vice President, and Vice President.

The base annual salary shall be paid on a monthly basis on the salary payment date of the company, at an amount equivalent to one-twelfth of the base annual salary. The short-term and long-term performance-based incentives are decided in accordance with each director’s management performance as evaluated by the Evaluation and Compensation Committee (composed of five outside directors) and are paid in cash or stock.

•	2006 Annual Compensation of Executive Directors

(unit: thousand KRW)

Name	Title	Year 2006
		Base Salary	Incentive1)	Total
Joong Soo Nam	President and Chief Executive Officer	373,000	136,446	509,446
Sang Hoon Lee2)	Executive Vice President	48,288	120,355	168,643
Jong Lok Yoon3)	Executive Vice President	204,712	50,000	254,712
Jeong Soo Suh	Senior Vice President	178,000	132,826	310,826

Total				1,822,492	4)

1)	Incentives were awarded in March 2006 in accordance with the 2005 management performance.
2)	Resigned from Director on March 10, 2006
3)	Elected as Director on March 10, 2006
4)	Includes KRW 578,865 thousand which was paid to former CEO and former Directors in accordance with 2005 management performance

•	Share Ownership of Directors

Name	Title	Number of Shares	Stock Option
Joong Soo Nam	President and Chief Executive Officer	12,276	None
Jong Lok Yoon	Executive Vice President	2,129
Jeong Soo Suh	Senior Vice President	4,480
Jeong Ro Yoon	Non-executive and Independent Director	740
Sung Deuk Park		550
Kook Hyun Moon		740
Stuart B. Solomon		150
Do Hwan Kim		740
Kon Sik Kim		740
Thae Surn Khwarg		800
Jong Kyoo Yoon		740

*	All Directors purchased KT’s shares from the market. (not granted from the company)

Report on Election of Independent Auditor

Pursuant to Article 4 of the Law on Independent Audit of Corporations (Election of Auditor), report on election of independent auditor is as follows.

The audit committee has chosen Deloitte Anjin as the independent auditor for three fiscal years 2007 to 2009.

Report on Share Retirement

Pursuant to Article 189 of the Securities and Exchange Act(Retirement of Shares), report on share retirement is as follows.

KT repurchased 5,222,000 shares of its common stock through the Korea Stock Exchange and retired them on July 3, 2006. Total value of retired shares is KRW 213.7 billion.

Matters Requiring Resolution

Agenda Item No. 1

Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 25th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 25th fiscal year is requested.

BALANCE SHEET

December 31, 2006 and 2005

(Unit: 100 million KRW)

Description	2006 Amount	2005 Amount
Current Assets	32,392	34,189
• Quick Assets	31,462	33,030
• Inventories	930	1,159
Non-current Assets	147,232	145,176
• Investments	38,543	36,630
• Tangible Assets	103,981	104,115
• Intangible Assets	4,708	4,431
Total Assets	179,624	179,365

Current Liabilities	32,703	30,800
Long-term Liabilities	61,430	68,135
Total Liabilities	94,133	98,935

Capital Stock	15,610	15,610
Capital Surplus	14,409	14,403
Retained Earnings	93,539	87,987
Capital Adjustment	-38,067	-37,570
Total Stockholders’ Equity	85,491	80,430
Total Liabilities and Stockholders’ Equity	179,624	179,365

INCOME STATEMENT

For the Years Ended December 31, 2006 and 2005

(Unit: 100 million KRW)

Description	2006 Amount	2005 Amount
Operating Income	117,721	118,773
Operating Expenses	100,349	102,174
• Depreciation	21,184	21,716
• Salaries and Provisions for Retirement and Severance Benefit	25,476	25,714
• Cost of Service	18,132	19,043
• Other Expenses	35,557	35,701
Operating Profit	17,372	16,599
Non-operating Income	6,058	5,517
Non-operating Expenses	7,420	8,524
Net Income before Income Taxes	16,010	13,552
Income Tax Expenses	3,675	3,274
Net Income for the Year	12,335	10,318

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the Years Ended December 31, 2006 and 2005

(Unit: 100 million KRW)

Description	2006 Amount	2005 Amount
I. Retained Earnings before Appropriations	35,721	29,868
• Unappropriated Retained Earnings Carried over from Prior Years	25,523	21,658
• Interim Dividend	0	-2,108
• Share Retirement	-2,137	0
• Net Income	12,335	10,318
II. Transfer from Voluntary Reserves	0	300
• Reserve for Investment in Infrastructure	0	300
III. Appropriation of Retained Earnings	4,162	4,645
• Amortization of loss from sale of Treasury Shares	0	384
• Dividends(Cash Dividends)	4,162	4,261
(Current year: 2,000 KRW; Prior year: 2,000 KRW)
IV. Unappropriated Retained Earnings to be Carried over forward to Subsequent Year (I +II -III)	31,559	25,523

Agenda Item No. 2

Amendment of Articles of Incorporation

Pursuant to Article 433 of the Commercial Code (Method of Amendment of Articles of Incorporation), approval of the following amendment of Articles of Incorporation is requested.

The proposal of the amendment and the reasons for the amendment are as follows.

•	Addition of Education Service Business and Security Service Business to the Business Objects

Education Business Service

The commercial service of IP-TV(Internet Protocol TV) and WiBro (Wireless Broadband) will begin within this year. KT plans to promote these new growth businesses by providing educational contents through them.

Security Service Business

KT is facing slowdown in growth rate of broadband service subscribers, and the broadband ARPU is also declining. KT launched various value-added services such as Time-Codi(measuring total time of Internet access), Clean Eye(protecting children from harmful contents) and I-disk(web storage service) to increase its broadband subscribers’ ARPU and to decrease churn-out ratio. KT will also launch security service as a broadband value-added service. An equipment (i.e. camera) will be installed in subscribers’ residences or offices and the security service provider will check subscribers’ security in real time.

☐ Comparison between before and after amendments to the AOI:

Before Amendment	After Amendment
Article 2. (Purpose)The objective of KT is to engage in the following business activities:	Article 2. (Purpose)The objective of KT is to engage in the following business activities:
1. Information and communications business;	1. Information and communications business;
2. New media business;	2. New media business;
3. Development and sale of software and contents;	3. Development and sale of software and contents;
4. Sale and distribution of information communication equipment;	4. Sale and distribution of information communication equipment;

Before Amendment	After Amendment
5. Testing and inspection of information communication equipment, device or facilities;	5. Testing and inspection of information communication equipment, device or facilities;
6. Advertisement business;	6. Advertisement business;
7. Retail business via telephone, mail order or online;	7. Retail business via telephone, mail order or online;
8. IT facility construction business and electrical construction business;	8. IT facility construction business and electrical construction business;
9. Real estate and housing business;	9. Real estate and housing business;
10. Electronic banking and finance business;	10. Electronic banking and finance business;
11. Education and learning service business;
12. Security service business (Machinery system surveillance service and Facilities security service etc.) ;

11. Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through

10; and

13. Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through

12; and

12. Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.	14. Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

Agenda Item No. 3

Election of Members of Audit Committee

Pursuant to the Article 415-2 of Commercial Code (Audit Committee) and Article 191-17 of Securities Exchange Act (Audit Committee), election of the members of the audit committee is requested.

KT’s audit committee consists of four outside directors (independent and non-executive directors).

At the 25th Annual General Meeting of Shareholders, two members of audit committee will be elected.

KT’s outside director nominating committee has recommended two candidates to be members of the audit committee. Biographies of the candidates are as follows.

<Agenda Item No. 3-1> Jeong Ro Yoon

■	Date of birth : July 21, 1954

■	Person nominating said candidate : Outside Director Nominating Committee

■	Relation to the largest shareholder : None

■	Details of transactions between said candidate and the corporation concerned for the past three years : None

■	Term of office : March 16, 2007 to the 28th Annual General Meeting of Shareholders (three years)

■	Present occupation: Professor, Korea Advanced Institute of Science and Technology

■	Education

¡	1989: Ph. D. Sociology, Harvard University

¡	1984: M. A. Sociology, Harvard University

¡	1977: B. A. Sociology, Seoul National University

■	Academic appointment

¡ 2003 -	Chair, Program in Science, Technology and Society, KAIST

¡ 2003 -2005	Dean of School of Humanities and Social Sciences, KAIST

¡ 2001 -	Principal Investigator and Project Manager of ELSI (Ethical, Legal and Social Implications) Project of Human Genomics, Center for Functional Analysis of Human Genome, 21st Century Frontier Project, Ministry of Science and Technology

¡ 1997 -1998	Visiting Scholar, Program in Science, Technology, and Society, MIT

¡ 1991 -	Assistant Professor, Associate Professor, and Professor, KAIST

¡ 1989 - 1991	Lecturer, Seoul Nat’l, Chungnam Nat’l, Chunbuk Nat’l, Sogang, Hannam Universities, KAIST

¡ 1989	Foreign Research Fellow, Institute of Social Science, Tokyo University

■	Professional associations

¡ 2006 -	Vice President, Korean Sociological Association

¡ 2004 -	Board of Directors, Korea Science and Engineering Foundation

¡ 2004 - 2005	Vice President, Korean Association of Women’s Studies

¡ 2003 - 2006T	National Policy Evaluation Committee, Office of Prime Minister

¡ 2002 - 2006	Vice President, Korean Information Society Association

¡ 2002 -2004	Vice President, Korean Bioethics Association

¡ 2002 -2004	Vice President, Korea Technology Innovation Society

¡ 2003 -	Bioethics Committee(IRB) of Korea Research Institute of Bioscience and Biotechnology

¡ 2002 -	Executive Board Member of Korea Association of Institutional Review Board

¡ 2001 -	Executive Board Member of Korea Biotechnology Research Council

¡ 2000 -2004	Presidential Advisory Council for Science and Technology

■	Awards

¡ 1998	Special Award for Consecutive Best Teaching, KAIST

¡ 1997	Best Teaching Award, KAIST

¡ 1995	Best Teaching Award , KAIST(established in 1995)

¡ 1993	Faculty Achievement Award, KAIST

<Agenda Item No. 3-2> Kon Sik Kim

■	Date of birth : January 10, 1955

■	Person nominating said candidate : Outside Director Nominating Nommittee

■	Relation to the largest shareholder : None

■	Details of transactions between said candidate and the corporation concerned for the past three years : None

■	Term of office : March 16, 2007 to the 28th Annual General Meeting of Shareholders (three years)

■	Present occupation: Professor, Seoul National University

■	Education

¡	1995: Ph.D(Law) University of Washington

¡	1985: J.D. University of Washington(New York Bar)

¡	1980: LL.M. Harvard Law School

¡	1979: LL.M. College of Law, Seoul National University

¡	1977: LL.B. College of Law, Seoul National University

■	Employment and Fellowship

¡ 2003 - Present	Director, Center for Financial Law, Seoul National University

¡ 1998 -1999	Instructor, Duke Law School

¡ 1998	Visiting Professor, Harvard Law School

¡ 1997	Visiting Professor, City University of Hong Kong

¡ 1995 -1996	Visiting Associate Professor, Department of Law and Politics, Graduate School, University of Tokyo, Japan

¡ 1990 -1991	Alexander von Humboldt Foundation Research Fellow, Institution for International and European Economic Law, University of Munich, Germany

¡ 1986 -Present	Full-time Lecturer, Assistant Professor, Associate Professor, Professor, College of Law, Seoul National University

¡ 1986	Visiting Lecturer, University of Washington

¡ 1981 -1982	Associate, Kim & Chang

■	Professional and Activities

¡ 2003 - Present	Founding editor-in-chief, BFL

¡ 2000 -Present	Editor, Journal of Korean Law

¡ 1998 -Present	Trustee, Songbo Art Foundation

¡ 1998 -Tt2004	Financial Industry Development Committee, Ministry of Finance and Economy

¡ 2002 -Present	Short Term Consultant, IBRD

¡ 1998 -2000	Outside statutory auditor, SK Telecom

¡ 1997 -1999	Advisory Committee, Korean Institute of Public Finance

¡ 1997 -Present	Subcommittee for Revision of the Commercial Code Legal Advisory Committee, Ministry of Justice

¡ 1997 -Present	Advisory Committee on Corporate Law

¡ 1996 -Present	Advisory Committee, Korea Securities Depository

¡ 1996 -2001	Advisory Committee on Unfair Securities Transaction, Financial Supervisory Commission

¡ 1992 -1996	Subcommittee for Enacting the Class Action Law Legal Advisory Committee, Ministry of Justice

Agenda Item No. 4

Election of Directors

Pursuant to Article 382 of the Commercial Code (Election and Relationship with Company) and Articles 25 ( Election of the Representative Director and Directors) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 25th Annual General Meeting of Shareholders, two standing directors (executive directors) and one outside director (non-executive and independent director) shall be elected. The President nominated two candidates with the consent of the Board of Directors, and the Outside Director Nominating Committee has recommended one candidate. Biographies of the candidates are as follows.

<Agenda Item No. 4-1> Jong Lok Yoon

■	Date of birth: December 17, 1957

■	Person nominating said candidate: President (with the consent of board of directors)

■	Relation to the largest shareholder: None

■	Details of transactions between said candidate and the corporation concerned for the past three years: None

■	Term of office: March 16, 2007 to the 26th Annual General Meeting of Shareholders (one year)

■	Present occupation: Executive Vice President, Head of Growing Business Group, KT

■	Education

¡	2003 : Advanced Management Program, Seoul National University

¡	1996 : Diploma in Telecommunications, Michigan, USA

¡	1992 : M.S. in Electronics Engineering, Yonsei Graduate School of Industry

¡	1980 : B.S. in Air Telecommunication Engineering, Hankuk Aviation University

■	Professional associations

¡	2006 - Executive Vice President, Head of Growing Business Group

¡ 2005 - 2006	Executive Vice President, Head of R&D Group

¡ 2003 -2005	Executive Vice President, New Business Planning Group, KT Corp.

¡ 2003	Executive Vice President, Marketing Group, KT Corp.

¡ 2001 -2003	Senior Vice President, e-Biz Group, KT Corp.

¡ 1998 -2001	President, Korea Telecom America Inc.

¡ 1998 -1998	Vice President, Network Strategy Team, Network Planning & Coordination Group, Korea Telecom

¡ 1996 -1998	Managing Director, Network Planning Team, Network Planning & Coordination Group, Korea Telecom

¡ 1993 -1995	Managing Director, Secretariat, Korea Telecom

¡ 1993 -1993	Managing Director, Choongjoo Telephone Office, Korea Telecom

¡ 1980	Joined KT

<Agenda Item No. 4-2> Jeong Soo Suh

■	Date of birth: January 10, 1958

■	Person nominating said candidate: President (with the consent of board of directors)

■	Relation to the largest shareholder: None

■	Details of transactions between said candidate and the corporation concerned for the past three years: None

■	Term of office: March 16, 2007 to the 26th Annual General Meeting of Shareholders (one year)

■	Present occupation: Senior Vice President, Head of Corporate Strategy Group, KT

■	Education

¡	1988: Yonsei University, MBA

¡	1984: Sungkyunkwan University, B. A., Business Administration,

■	Professional associations

¡ 2005 -	Senior Vice President, Corporate Strategy Group

¡ 2004 -2005	Senior Vice President, Planning and Coordination Office

¡ 2003 -2004	Finance Management Office (Chief Financial Officer)

¡ 2002 -2003	Head of Privatization Office

¡ 2002	Head of Global Business Office

¡ 2001 -2002	Head of Strategic Alliance Team, Privatization Office

¡ 1984	Joined KT

<Agenda Item No. 4-3> Paul C. Yi

■	Date of birth: May 30, 1967

■	Person nominating said candidate: Outside Director Nominating Committee

■	Relation to the largest shareholder: None

■	Details of transactions between said candidate and the corporation concerned for the past three years: None

■	Term of office: March 16, 2007 to the 28th Annual General Meeting of Shareholders (three years)

■	Present occupation: President & Region Manager, Coca Cola Korea Company

■	Education

¡	1995: MBA, Marketing/Finance, Columbia Business School

¡	1989: BBA, Accounting/Finance, The University of TEXAS at AUSTIN

■	Professional associations

¡ 2007 -	President & Region Manager, Coca Cola Korea Company

¡ 2005 -2006	President & Managing Director, Kellogg Korea

¡ 2001 -2005	Vice President & Chief Marketing Officer, HAITAI Confectionery & Food Co.,Ltd.

¡ 1999 -2001	Hershey Foods Corporation • General Manager & Representative Director, Hershey Korea • Business Manager, Hershey International

¡ 1998 -1999	Global Business Manager, ORAL-B Laboratories

¡ 1995 -1998	Colgate-Palmolive Company • Oral-Care Category Manager, Colgate Malaysia • Product Manager, Asia-Pacific Division • Product Manager, US Toothbrush Brand Group

¡ 1990 -1993	Procter & Gamble • Manager, Sales Merchandising & Development • Market Field Representative, Honolulu, HI • Sales Representative, Houston, TX

¡ 1989 -1990	Staff Auditor, Arthur Anderson & Co.

Comparison of BOD Composition

Before AGMT	After AGM
☐ Standing Directors(Executive Directors)
Joong Soo Nam(President)	Joong Soo Nam(President)
Jong Lok Yoon	Jong Lok Yoon(re-elected)
Jeong Soo Suh	Jeong Soo Suh(re-elected)
☐ Outside Directors(Independent and non executive Directors)
Sung Deuk Park	Paul C. Yi
Kook Hyun Moon	Kook Hyun Moon
Stuart B. Solomon	Stuart B. Solomon
Thae Surn Khwarg	Thae Surn Khwarg
Do Hwan Kim*	Do Hwan Kim*
Jong Kyoo Yoon*	Jong Kyoo Yoon*
Jeong Ro Yoon*	Jeong Ro Yoon*(re-elected)
Kon Sik Kim*	Kon Sik Kim*(re-elected)

*	Members of Audit Committee

Biographies of Current Directors

■	Standing Directors(Executive Directors)

Joong Soo Nam
Date of Birth	June 28, 1955
Current Position	President and Chief Executive Officer
Term of Office	From August 2005 to 2008 AGM
Professional History • President & CEO, KT Freetel Co.,Ltd. • Executive Vice President & CFO, Finance & Accounting Office, KT • Vice President of IMT2000 Business Dept.

Jong Lok Yoon
Date of Birth	December 17, 1957
Current Position	Head of Growing Business Group
Term of Office	From March 2006 to 2007 AGM
Professional History • Senior Executive Vice President/R&D Group • Executive Vice President, New Business Planning Group, KT Corp. • Executive Vice President, Marketing Group, KT Corp.

Jeong Soo Suh
Date of Birth	January 10, 1958
Current Position	Head of Corporate Strategy Group
Term of Office	From March 2005 to 2007 AGM (re-elected at 2006 AGM)
Professional History • Senior Vice President, Planning and Coordination Office • Finance Management Office (Chief Financial Officer) • Head of Privatization Office

■	Outside Directors(Non-executive and Independent Directors)

Sung Deuk Park
Date of Birth	July 20, 1939
Current Position	President of The Electronic Times
Term of Office	From March 2001 to 2007 AGM (re-elected at 2004 AGM)
Percentage of BOD Meeting Attendance	100%
Professional History • The chairman of Information & Communication Engineering Association of Korea • President, National Computerization Agency • Vice Minister of Information & Communication

Kook Hyun Moon
Date of Birth	January 12, 1949
Current Position	Chief Executive Officer of Yuhan-Kimberly Corporation

Term of Office	From August 2002 to 2008 AGM (re-elected at August 2005 EGM)
Percentage of BOD Meeting Attendance	78%
Professional History • Chairman, Yuhan School Foundation • Professor, Graduate School of Environmental Studies, Seoul National University • Joined Yuhan-Kimberly Ltd. In 1974

Stuart B. Solomon
Date of Birth	July 17, 1949
Current Position	Chief Executive Officer of MetLife Insurance
Term of Office	From August 2002 to 2008 AGM (re-elected at March 2005 AGM)
Percentage of BOD Meeting Attendance	78%
Professional History • Governor of AMCHAM Korea • Executive Managing Director of MetLife, Korea with direct responsibility for Asset Management • Director of Investments, MetLife, Korea

Thae Surn Khwarg
Date of Birth	November 27, 1958
Current Position	Chief Executive Officer of SEI Asset Korea
Term of Office	From March 2005 to 2008 AGM
Percentage of BOD Meeting Attendance	100%
Professional History • Asset Korea & Asset Universal(Hong Kong) • Baring Securities • Coudert Brothers(New York & Hong Kong)

Do Hwan Kim
Date of Birth	May 27, 1959
Current Position	Professor, Sejong University
Term of Office	From March 2003 to 2009 AGM (re-elected at 2006 AGM)
Percentage of BOD Meeting Attendance	100%

Professional History

•     Advisor, Korea IT Industry Promotion Agency

•     Member of Examination and Evaluation Committee, Ministry of Information and Communication

•     Member of Public Funds Management Evaluation Body, Ministry of Planning and Budget

Jong Kyoo Yoon
Date of Birth	October 13, 1955
Current Position	Senior Counsel of Kim & Chang
Term of Office	From March 2006 to 2009 AGM

Percentage of BOD Meeting Attendance	100%

Professional History

•     Kookmin Bank, Senior Executive Vice President & Head of Retail Banking Group

•     Visiting Professor, Sungkyunkwan University

•     Commissioner and Director, Bank International Indonesia

Jeong Ro Yoon
Date of Birth	July 21, 1954
Current Position	Chairperson of Board of Directors, Professor, Korea Advanced Institute of Science and Technology
Term of Office	From March 2004 to 2007 AGM
Percentage of BOD Meeting Attendance	100%

Professional History

•     Dean of School of Humanities and Social Sciences, KAIST

•     Visiting Scholar, Program in Science, Technology, and Society, MIT

•     Foreign Research Fellow, Institute of Social Science, Tokyo University

Kon Sik Kim
Date of Birth	January 10, 1955
Current Position	Professor, Seoul National University
Term of Office	From March 2004 to 2007 AGM
Percentage of BOD Meeting Attendance	100%
Professional History • Director, Center for Financial Law, Seoul National University • Instructor, Duke Law School • Visiting Professor, Harvard Law School

■	Composition within Board of Directors

Name	Audit	NED Nom.*	Eval.&Com**	Executive	Related Trans.***
■ Executive Directors

Joong Soo Nam (President)				¡

Jong Lok Yoon				•

Jeong Soo Suh		•		•

■ Non-executive and Independent Directors

Kook Hyun Moon		•			•

Stuart B. Solomon			•		•

Thae Surn Khwarg		•			¡

Do Hwan Kim	•		¡

Jong Kyoo Yoon	•		•

Sung Deuk Park		•	•		•

Kon Sik Kim	¡	¡			•

Jeong Ro Yoon	•		•

*	Non-executive and Independent Director Nominating Committee
**	Evaluation & Compensation Committee, *** Related Transaction Committee
¡	Chairman

Agenda Item No. 5

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Allowance for Directors) of Articles of Incorporation of KT, approval of limit on remuneration of directors is requested.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration of directors including the president shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of outside directors only. The committee has the duty to evaluate the performance of the President, based on the management contract with outside directors. The committee also makes recommendation on the limit on remuneration of directors to the shareholders for approval.

The total remuneration limit for directors in 2007, set on February 6, 2007 by board of directors, is KRW 5,000 million. The amount is increased from KRW 3,500 million in 2006, mainly due to introducing performance-based long-term incentives. The amount is set on the assumption that all directors receive maximum rate of short-term incentives, long-term incentives, and retirement payment. The actual amount paid to directors in 2006 was KRW 1,822,492 thousand, and details can be found in the Reporting Item Report on Standards and Method of Payment on Remuneration of Directors on pages 5.

Additional Information

• The number and classification of voting shares

The date of record to exercise voting rights at the 25th Annual General Meeting of Shareholders is December 31, 2006. As of the date of record, the number of KT’s total shares issued was 279,627,400 shares. The number of common shares entitled to exercise voting rights excluding treasury shares and shares held by an affiliate company was 208,091,924 shares.

• Method of Resolution

Pursuant to the provisions of the Commercial Code, Agenda Item 1, 3, 4 and 5 shall be passed by majority vote of the shareholders present and over one-fourth of the total shares that are entitled to voting right.

Agenda Item 2 shall be passed by over two-thirds of shares voted at the meeting and over one-third of total shares entitled to voting rights.

• Limit on Exercising Voting Right Regarding Election of the Members of Audit Committee

Article 409 of the Commercial Code stipulates that a 3% limit be applied when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 6,242,757 shares) are not entitled to any voting rights exceeding the 3% limit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	February 22, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director